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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-50119

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2025___ AND ENDING ___12/31/2025___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Campbell Financial Services, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2850 Quarry Lake Drive Suite 100
(No. and Street)

Baltimore	**MD**	**21209**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jaymee McAndrew	**410-413-2653**	jaymee.mcandrew@campbell.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company, LLC
(Name – if individual, state last, first, and middle name)

2617 Huntingdon Pike	**Huntingdon Valley**	**PA**	**19006**
(Address)	(City)	(State)	(Zip Code)

September 18, 2003	**169**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

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* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John R. Radle _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Campbell Financial Services, LLC _____, as of 12/31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _John R. Radle_

Title: _Chief Operating Officer_

Tonya Mari Berry
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Campbell Financial Services, LLC

ANNUAL REPORT

DECEMBER 31, 2025

Financial Statements and Supplementary Information
Pursuant to Rule 17a-5 of the Securities and Exchange Commission
For the Year Ended December 31, 2025



2617 Huntingdon Pike
Huntingdon Valley, PA
19006
215.884.8460

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and
Those Charged with Governance of
Campbell Financial Services, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Campbell Financial Services, LLC (the "Company") as of December 31, 2025, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in the Computation of Net Capital Under SEC Rule 15c3-1 and Computation of Reserve Requirements Under SEC Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Computation of Net Capital Under SEC Rule 15c3-1 and Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

We have served as the Company's auditor since 2017.
Huntingdon Valley, Pennsylvania
January 12, 2026

CAMPBELL FINANCIAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

ASSETS		
Cash	$	185,926
Prepaid expenses		40,499
Total assets	$	226,425
LIABILITIES		
Accounts payable and accrued expenses	$	13,797
Total liabilities		13,797
MEMBER'S CAPITAL		
Member's capital		212,628
Total liabilities and member's capital	$	226,425

FOR THE YEAR ENDED DECEMBER 31, 2025

REVENUE

Marketing service fees	$	396,000
Total revenue		396,000

EXPENSES

Office services fee	39,020
Salaries and other compensation	251,377
Rent	14,822
Regulatory fees and expenses	46,073
Professional fees	26,500
Other expenses	4,358
Total expenses	382,150
NET INCOME $	13,850

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2025

Member's Capital at January 1, 2025	$	198,778
Net income		13,850
Member's Capital at December 31, 2025	$	212,628

CAMPBELL FINANCIAL SERVICES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2025

Cash flows from operating activities		
Net income	$	13,850
Changes in assets and liabilities:		
increase in prepaid expenses		(721)
Net cash from operating activities		13,129
Net increase in cash		13,129
Cash – beginning of year		172,797
Cash – end of year	$	185,926
Supplemental Disclosure of Cash Flow Information		
Property and Privilege taxes paid	$	2,666
Distributions declared but not paid	$	0
Interest	$	0
Income Taxes	$	0

Note 1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.   General Description of the Company

Campbell Financial Services, LLC (the Company), a wholly owned subsidiary of Campbell & Company LP (CCLP), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company engages in the marketing and selling of products sponsored by Campbell affiliates and the wholesaling of mutual funds. The Company is registered and licensed as a broker-dealer in all U.S. states and territories, with the exception of Guam.

B.   Method of Reporting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Financial Accounting Standards Board (FASB) Accounting Standards Codification (the Codification), is the single source of U.S. GAAP.

C.   Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences may be material to the financial statements.

D.   Revenue Recognition

Under ASC 606 marketing service fees are recognized when earned, based on the terms of the underlying agreement.

E.   Income Taxes

The Company is considered a disregarded entity under the Internal Revenue Code. The Company's taxable income "flows-through" to CCLP and is subject to CCLP's U.S. federal and state taxation status. The preparation and filing of U.S. federal and state tax returns are performed by CCLP under a consolidated tax filing. Accordingly, the Company does not provide for income tax expense or income tax liability on its net income. The Company does not owe any taxes to its affiliates.

The Company applies the provisions of Codification Topic 740, *Income Taxes*, which prescribe the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. This accounting standard requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions with respect to tax at the Company level not deemed to meet the "more-likely-than-not" threshold would be recorded as an expense in the current year. The Company has elected an accounting policy to classify interest and penalties, if any, as interest expense. The Company has concluded that there is no tax expense or interest expense related to uncertainties in income tax positions for the year ended December 31, 2025. The 2022 through 2025 tax years generally remain subject to examination by U.S. federal and most state tax authorities.

FOR THE YEAR ENDED DECEMBER 31, 2025

Note 2.   RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with CCLP to promote the sales of units of affiliated commodity pools to investors of such commodity pools, and to continuously service such units. As part of this agreement, the Company receives a monthly marketing services fee from CCLP, which represents the entire portion of its revenue. For the year ended December 31, 2025, the Company earned $396,000 related to the marketing service fees from CCLP.

The Company has entered into a Services and Operations Agreement with CCLP pursuant to which Affiliate Services (as defined in the Services and Operations Agreement), such as management, administration, office space and other services, will be provided by CCLP to the Company and the Company will be charged by CCLP the reasonable value of the services rendered. The allocation for these expenses in 2025 is broken down as follows: office services $39,020, rent $14,822, salaries $251,377, and accounting services $13,500. Charges for such Affiliate Services are reflected in the applicable expense caption in the Company's statement of operations. The Company is responsible for certain direct expenses such as annual audit, legal and regulatory fees.

The marketing service fees received from CCLP and the expenses paid to CCLP related to the Services and Operations Agreement would not necessarily be the same if these arrangements were conducted with an unrelated party.

Note 3.   INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

Note 4.   CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risks related to cash.

Note 5.   NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and is required to maintain a ratio of aggregate indebtedness to net capital (both as defined under such provisions), not to exceed 15 to 1. At December 31, 2025, the Company had net capital of $172,129, which was $167,129 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.0802 to 1.

.

Note 6.   DISTRIBUTIONS

The Company did not pay any distributions to CCLP in 2025.

Note 7.   SEGMENT REPORTING

The Company operates as a broker-dealer and has one operating segment, as defined under ASC 280, Segment Reporting. The Company's business activities consist primarily of selling securities of one issuer or associated issuers, selling limited partnerships in primary distributions, selling managed futures mutual funds, and private placement of securities. The Company has identified its Chief Executive Officer as the Chief Operating Decision Maker (the "CODM"). Because the Company has only one operating segment, no additional segment-level information is required under the provisions of ASC 280.

The financial information presented in the financial statements is reflective of the operations of this single reporting segment, and there are no separate, identifiable components that meet the criteria for segmentation. All revenues and expenses are allocated to the broker-dealer activities, and there is no significant variation in performance across different areas of the business.

Note 8.   COMMITMENTS AND CONTINGENCIES

At December 31, 2025, Management has assessed and determined that there were no material commitments or contingencies that require adjustment or disclosure to these financial statements

Note 9.   SUBSEQUENT EVENTS

The financial statements were approved by management and available for issuance on January 12, 2026. Subsequent events have been evaluated through this date.

CAMPBELL FINANCIAL SERVICES, LLC

SUPPLEMENTAL INFORMATION

December 31, 2025

CAMPBELL FINANCIAL SERVICES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Total member's capital	$	212,628
Deduct items not allowable for net capital		
Non-allowable assets		(40,499)
Net capital	$	172,129
Minimum net capital required – 6 2/3% of aggregate indebtedness (Note 1, below)	$	920
Minimum regulatory dollar net capital requirement	$	5,000
Net capital shown above	$	172,129
Minimum net capital requirement		5,000
Excess net capital	$	167,129
Net capital less greater of 10% of aggregate indebtedness or		
120% of minimum net capital required	$	166,129
Total aggregate indebtedness (Note 1, below)	$	13,797
Percentage of aggregate indebtedness to net capital		8.02 %

Statement Pursuant to Paragraph (d) of Rule 17a-5:

The computation of net capital and required net capital stated above, agrees with the Campbell Financial Services, LLC computation of net capital and required net capital from the December 31, 2025 Unaudited Financial and Operational Combined Uniform Single Report (FOCUS Report), Part IIA.

Note 1 – Computation of Aggregate Indebtedness

Total aggregate indebtedness at December 31, 2025 is as follows:

Total Liabilities	$	13,797

CAMPBELL FINANCIAL SERVICES, LLC

COMPUTATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

FOR THE YEAR ENDED DECEMBER 31, 2025

The firm has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because the Company limits its business activities exclusively to selling securities of one issuer or associated issuers, selling limited partnerships in primary distributions, selling managed futures mutual funds, and private placement of securities. We do not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities.

CAMPBELL FINANCIAL SERVICES, LLC

**REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM REGARDING EXEMPTION REPORT**

AND

**EXEMPTION REPORT PURSUANT TO RULE 17A-5 OF THE
SECURITIES AND EXCHANGE COMMISSION**

For the Year Ended December 31, 2025



2617 Huntingdon Pike
Huntingdon Valley, PA
19006
215.884.8460

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and
Those Charged With Governance of
Campbell Financial Services, LLC

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Campbell Financial Services, LLC (the "Company") stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;

2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to selling securities of one issuer or associated issuers, selling limited partnerships in primary distributions, selling managed futures mutual funds, and private placement securities throughout the most recent fiscal year; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and that the Company's other business activities were limited to selling securities of one issuer or associated issuers, selling limited partnerships in primary distributions, selling managed futures mutual funds, and private placement securities and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.



sanville and company

Huntingdon Valley, Pennsylvania
January 12, 2026



Campbell Financial Services, LLC

Campbell Financial Services, LLC's Exemption Report

Campbell Financial Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to selling securities of one issuer or associated issuers, selling limited partnerships in primary distributions, selling managed futures mutual funds, and private placement of securities. We do not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities.

Campbell Financial Services, LLC

I, John Radle and Thomas Lloyd, affirm that, to my best knowledge and belief, the Exemption Report is true and correct.

John R. Radle
Chief Operating Officer

Thomas P. Lloyd
President

January 12, 2026

2850 Quarry Lake Drive, Suite 100
Baltimore, Maryland 21209
Phone (410) 413-2600 – Toll Free 1-800-698-7235 – Fax (410) 413-2700

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